CONFIRMING STATEMENT


This Statement confirms that the undersigned, Andy Sherman, has authorized and designated Mitzi Chang, Vincent Fontanilla and Darrell Hong to execute and file on the undersigneds behalf all Forms ID, 3, 4, and 5 (including any amendments thereto) that the undersigned may be required to file with the U.S. Securities and Exchange Commission as a result of the undersigneds ownership of or transactions in securities of CNET Networks, Inc. The authority of Andy Sherman, under this Statement shall continue until the undersigned is no longer required to file the Forms
ID, 3, 4, and 5 with regard to his ownership of or transactions in securities in CNET Networks, Inc., unless earlier revoked in writing.
The undersigned acknowledges that Mitzi Chang, Vincent Fontanilla and Darrell Hong are not assuming any of the undersigneds responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.


Date:	7/30/07							/s/
							Andy Sherman